Exhibit 1.01

Energizer Holdings, Inc.

Conflict Minerals Report

For the Reporting Period from January 1, 2014 to December 31, 2014

This report for the reporting period from January 1, 2014 to December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG). These requirements apply to registrants regardless of the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (“CMR”), to the SEC that includes a description of those due diligence measures.

Company Overview

This report has been prepared by management of Energizer Holdings, Inc. (herein referred to as “Energizer,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

Energizer, headquartered in St. Louis, Missouri, is a consumer goods company operating globally in the broad categories of personal care and household products. Energizer’s Personal Care Division offers a diversified range of consumer products in the wet shave, skin care, feminine care and infant care categories. Our portfolio includes well established brand names such as Schick® and Wilkinson Sword® men’s and women’s shaving systems and disposables; Edge® and Skintimate® shave preparations; Playtex® Carefree and Stayfree feminine care products; Playtex gloves and infant feeding products; Banana Boat® and Hawaiian Tropic® sun care products and Wet Ones® moist wipes. Energizer’s Household Products Division offers consumers the broadest range of portable power solutions, anchored by our universally recognized Energizer® and Eveready® brands.

We conducted an analysis of our products and believe that conflict minerals are present in the following products: round cell alkaline batteries, round cell carbon zinc, lighting, chargers and electric razors.

Supply chain

A number of Energizer’s products contain advanced components and compounds manufactured by our suppliers. These suppliers may manufacture the components themselves or source some or all of the production to their suppliers. These suppliers may do the same with lower tier suppliers. We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us — including sources of

3TG that are supplied to them from lower tier suppliers. Contracts with our suppliers are frequently in force for three to five years or more and we cannot unilaterally impose new contract terms or flow-down requirements. As we enter into new contracts, or our contracts renew, we have sought to include a clause under which our suppliers undertake that no 3TG that originated in the Covered Countries are incorporated in, or necessary to, the functionality or production of any product deliver to us, including in any component manufactured of such product by a third party.

Under the terms of these contracts, it will take a number of years to ensure that all our supplier contracts contain appropriate clauses. In the meantime, as described below, we are working with selected suppliers to obtain the 3TG sourcing information until the contracts can be amended.

Due to the size of our supply base, it is not practicable to conduct a survey of all our suppliers and we believed a reasonable approach would be to conduct a survey of the suppliers who provided raw materials for products containing 3TG in relevant product supply chains as well as sourced product suppliers in 2014. We assessed our industry as well as others and concluded that this risk-based approach is consistent with how many peer companies are approaching the Rule. We have also implemented software designed to facilitate and track our supplier surveys.

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Accordingly we participate in a number of industry-wide initiatives as described in section 3 below.

In accordance with the OECD Guidance (as defined below) and the Rule, this report is available on our website at http://www.energizerholdings.com/company/supplier-relations. The website and information accessible through it are not incorporated into this document.

Conflict Minerals Policy

We have adopted a conflict minerals policy which expresses Energizer’s goal to ensure all 3TG minerals used in our products are “DRC conflict free”. In support of this goal, Energizer plans to:

•	Participate as a member of the Electronic Industry Citizenship Coalition (EICC Extractives Work Group and Due Diligence Work Group;

•	Develop a program to trace the origin of 3TG minerals in our supply chain using the EICC reporting template (the “Template”);

•	Exercise due diligence using the Organization for Economic Co-operation and Development (“OECD”) procedures;

•	Work to ensure that no 3TG minerals that support conflict in the DRC region are used in our supply chain; and

•	Require our suppliers to make similar responsible sourcing decisions and collaborate with us in our due diligence efforts.

Our policy is publicly available on our website at http://www.energizerholdings.com/company/supplier-relations. The website and information accessible through it are not incorporated into this document.

2. Due Diligence Process

The Company conducted due diligence on conflict minerals contained in products: (i) for which conflict minerals are necessary to the functionality or production of those products; (ii) that were manufactured, or contracted to be manufactured by us; and (iii) for which the manufacture was completed during calendar year 2014; and (iv) with respect to conflict minerals in such products, for which we were unable to reasonably determine that all of the conflict minerals contained therein did not originate in the Covered Countries (or did come from recycled or scrap sources) (the “Products”).

2.1 Design of Due Diligence

Our due diligence measures have been designed to conform, in material respects, with the framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”) and the related Supplements for 3TG.

Control systems

As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other major manufacturers in our sector and other sectors. We participate in the EICC-Global e-Sustainability Initiative’s (“EICC-GeSI”) Conflict Free Sourcing Initiative (CFSI), an industry-wide initiative to disclose upstream actors in the supply chain.

Controls include, but are not limited to, our Code of Conduct, which outlines expected behaviors for all employees and our Supplier Code of Conduct, which contains provisions related to the presence of 3TG in our supply chain further described below. As discussed above, due to the terms of existing contracts with our suppliers, it may take a number of years to ensure that all our suppliers are fully compliant with the Supplier Code of Conduct.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have implemented a Supplier Code of Conduct, which contains provisions related to the presence of 3TG in our supply chain further described below. We have also conducted surveys as described under “Supply Chain” above. Feedback from this engagement has allowed us to further educate our supplier base about the Rule and the presence of 3TG in Products, understand steps that our suppliers are taking to do due diligence in their supply chain among lower tier suppliers and identify suppliers that do not provide components containing 3TG sourced from the Covered Countries as well as those for which additional work is needed to determine the presence of 3TG and the source of such minerals.

Grievance Mechanism

We have multiple longstanding grievance mechanisms whereby colleagues and suppliers can report violations of Energizer’s policies.

Maintain records

We have adopted a policy to retain relevant documentation for specified periods.

2.3 Identify and assess risk in the supply chain

Because of our size, the complexity of our Products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Accordingly we participate in the industry-wide initiative as described above under “Supply Chain.”

We rely on these suppliers, whose components contain 3TG, to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by lower tier suppliers. Certain of our suppliers are SEC registrants and also subject to the Rule.

2.4 Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, Energizer has an approved risk management plan, through which the material risks to the company related to the conflict minerals program are managed and monitored. Updates to this risk assessment are provided regularly to senior management and the Board of Directors.

As described above, we participate in the EICC-GeSI industry-wide initiative to disclose upstream actors in the supply chain.

As part of our risk management plan, to ensure suppliers understand our expectations we have conducted supplier surveys and engaged in dialogue with our suppliers regarding the requirements of the Rule. As described in our conflict minerals policy, we engage any of our suppliers whom we have reason to believe are supplying us with 3TG from sources that may support conflict in a Covered Country to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance. We have found no instances where it was necessary to terminate a contract or find a replacement supplier to date.

2.5 Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. We support audits through our participation in the CFSI.

3. Due Diligence Results

Request Information

We conducted a survey of those suppliers described above using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the Template). The Template was developed to facilitate and standardize disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. The Template is being used by many companies in their due diligence processes related to conflict minerals.

Survey Responses

We reviewed the responses that we received against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template. We have worked directly with suppliers to provide revised responses.

The large majority of the responses received provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for components supplied to Energizer. We are therefore unable to determine whether any of the conflict minerals reported by the suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

Efforts to determine mine or location of origin

Through our participation in CFSI, the OECD implementation programs, and requesting our suppliers to complete the EICC template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

Smelters or Refiners

As of the end of the reporting period, less than a majority of our suppliers have been able to identify the smelter or processing facility from which 3TG originated, but we were unable to determine whether such smelters or facilities supplied 3TG for our Products. We have therefore elected not to present the smelter and refiner names in this report. Based on the responses returned, as well as follow up due diligence performed, however, we have identified approximately 176 smelters included in these suppliers’ supply chains. Nonetheless, most of our supplier responses were provided at a company level. Therefore, it is possible that none of the material from these smelters actually entered our supply chain.

Notwithstanding this uncertainty, Energizer believes it is reasonable to conclude that some Conflict Minerals contained in our products may have originated in the Covered Countries and did not come from recycled or scrap sources. As a result, we undertook further due diligence on the smelter group identified to us as using 3TG originating in the Covered Countries with the goal of ascertaining whether the sourcing of Conflict Minerals from these smelters or suspected smelters benefitted armed groups in the Covered Countries. This due diligence consisted primarily of determining whether such smelter names were included on the Conflict Free Sourcing Initiative’s Compliant Smelter Report (“CSR”). The CSR is generally understood to contain the names of smelters and the associated risk level of their mineral sourcing. However, we do not express an opinion as to whether or not the sourcing of Conflict Minerals from these smelters actually does not benefit armed groups in the Covered Countries. We performed procedures intended to assess the risk that purchases made from such smelters benefitted armed groups in the Covered Countries, including:

•	Assessing suppliers’ responses to the Template questions and identification of inconsistencies or answers requiring follow-up;

•	Comparing smelter names provided to the CSR and other known conflict minerals industry certifications; and

•	Identification of invalid smelter names provided by suppliers.

Many suppliers did not provide verifiable smelter or processing information or responded at a company-wide level which did not allow us to conclude that the conflict minerals were processed by any one particular facility. Based on the information provided by our suppliers, we could not identify how many of these smelters produced materials used in Energizer Products. We confirmed, however, that a majority of the smelters identified as being used by our suppliers are designated as a “Level 1” or “Level 2” in the CSR, which represent smelters in locations with a lower risk of benefit armed groups in the DRC or adjoining countries than smelters located in the DRC and its nine adjoining countries.

4. Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our Products could benefit armed groups in the DRC or adjoining countries:

•	Seek to include a conflict minerals flow-down clause in new or renewed supplier contracts;

•	Expand the number of suppliers requested to supply information;

•	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses;

•	Engage any of our suppliers found to be supplying us with 3TG from sources that support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict;

•	Work with the OECD and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.